Exhibit 99.1

Navios Maritime Partners L.P.

Reports Financial Results for the

Third Quarter and Nine Months Ended September 30, 2014

•	Net Income: $13.0 million in Q3; $61.4 million for the nine months

•	EBITDA: $37.5 million in Q3; $160.7 million for the nine months

•	Operating Surplus: $25.0 million in Q3; $123.8 million for the nine months

•	Delivery of 8,200 TEU container vessel

- Chartered out for over four years at $34,266, net per day

•	Dividend of $0.4425 per common unit

MONACO, October 27, 2014 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of drybulk and container vessels, today reported its financial results for the third quarter and nine months ended September 30, 2014.

Angeliki Frangou, Chairman and Chief Executive Office of Navios Partners stated, “I am pleased with the results for the third quarter - we recorded net income of $13.0 million and EBITDA of $37.5 million. We also recently announced our quarterly distribution of $0.44 and a quarter cent, representing an annual distribution of $1.77 per unit and a current yield of about 10.5%.

Ms. Frangou continued, “We used the prolonged market weakness to strengthen our company. We improved our balance sheet, worked with our sponsor to increase operating efficiency, grew our dry bulk fleet and entered the container industry, where we acquired container vessels with an average charter length of about eight years generating approximately $60.0 million of annual EBITDA. As a result, we are positioned to prosper in the current market and will enjoy the advantages of a more robust market.”

RECENT DEVELOPMENTS

Cash distribution

The Board of Directors of Navios Partners declared a cash distribution for the third quarter of 2014 of $0.4425 per unit. The cash distribution is payable on November 10, 2014 to unitholders of record on November 7, 2014.

Delivery of two container vessels

On August 29, 2014, Navios Partners acquired from an unrelated third party the YM Utmost, a 2006 South Korean-built Container vessel of 8,204 TEU, for a cash acquisition cost of $59.0 million. The vessel is chartered out for a minimum four years, at $34,266 net per day.

The YM Unity, a 2006 South Korean-built Container vessel of 8,204 TEU is expected to be delivered by October 31, 2014. The vessel will be chartered out for a minimum four years, at $34,266 net per day.

Credit facilities

On September 22, 2014, Navios Partners entered into a new credit facility of up to $56.0 million with ABN AMRO Bank N.V to finance a portion of the purchase price payable in connection with the acquisition of the two container vessels. The facility bears interest at LIBOR plus 300 bps per annum and has an amortization profile of 10.2 years.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 3.1 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 99.2% of its available days for 2014, 61.3% for 2015 and 42.0% for 2016, expecting to generate revenues of approximately $227.1 million, $186.8 million and $148.2 million, respectively. The average expected daily charter-out rate for the fleet is $20,604, $26,097 and $30,125 for 2014, 2015 and 2016, respectively. The average daily charter-in rate for the charter-in vessels is $13,619 for 2014.

Following the termination of the credit default insurance through its third party insurer, Navios Partners continues to have insurance on certain long-term charter-out contracts of drybulk vessels for credit default occurring until the end of 2016, through an agreement with Navios Maritime Holdings Inc. up to a maximum cash payment of $20.0 million.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three and nine month periods ended September 30, 2014 and 2013. The quarterly 2014 and 2013 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $‘000 except per unit data)	Three Month Period ended September 30, 2014 (unaudited)	Three Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)		Nine Month Period ended September 30, 2013 (unaudited)
Revenue	$55,290	$46,578	$167,966		$146,013
Net income	$13,042	$13,123	$61,388	(1)(2)	$48,880	(3)(4)
EBITDA	$37,472	$35,642	$160,675	(1)	$117,742	(3)
Earnings per Common unit (basic and diluted)	$0.16	$0.19	$0.77	(1)(2)	$0.72	(3)(4)
Operating Surplus	$25,003	$28,187	$123,770		$99,410
Maintenance and Replacement Capital expenditure reserve	$(5,978)	$(3,516)	$(17,794)		$(10,450)

(1)	Positively affected by the accounting effect of the $47.6 million insurance settlement.
(2)	Negatively affected by the $22.0 million non-cash write-off of intangible asset relating to the Navios Pollux.
(3)	Positively affected by the $13.3 million hire payment received in advance in relation to the Navios Melodia.
(4)	Negatively affected by the non-cash write-off of $3.2 million for the nine month period ended September 30, 2013, relating to a favorable contract. Also includes the write-off of deferred finance fees of $2.4 million for the nine month period ended September 30, 2013.

Three month periods ended September 30, 2014 and 2013

Time charter and voyage revenues for the three month period ended September 30, 2014 increased by $8.7 million or 18.7% to $55.3 million, as compared to $46.6 million for the same period in 2013. The increase was mainly attributable to the acquisition of the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013, the five container vessels in December 2013, the Navios La Paix and the Navios Sun in January 2014 and the YM Utmost in August 2014. As a result of the vessel acquisitions, available days of the fleet increased to 2,709 days for the three month period ended September 30, 2014, as compared to 1,952 days for the three month period ended September 30, 2013. The above increase in time charter and voyage revenues was partially mitigated by the decrease in time charter equivalent (“TCE”) to $20,009 for the three month period ended September 30, 2014, from $23,202 for the three month period ended September 30, 2013.

EBITDA increased by $1.8 million to $37.5 million for the three month period ended September 30, 2014, as compared to $35.6 million for the same period in 2013. The increase in EBITDA was due to an $8.7 million increase in revenue, a $0.2 million decrease in time charter and voyage expenses and a $0.3 million decrease in other expense. The above increase was partially mitigated by a $3.8 million increase in management fees due to the increased number of vessels, a $0.4 million increase in general and administrative expenses and a $3.1 million decrease in other income.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended September 30, 2014 and 2013 was $6.0 million and $3.5 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended September 30, 2014 of $25.0 million, as compared to $28.2 million for the three month period ended September 30, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended September 30, 2014 amounted to $13.0 million compared to $13.1 million for the three months ended September 30, 2013. The decrease in net income by $0.1 million was due to a $2.7 million increase in interest expense and finance cost and a $0.2 million increase in direct vessel expenses partially offset by a $1.8 million increase in EBITDA, a $0.9 million decrease in depreciation and amortization expense and a $0.1 million increase in interest income.

Nine month periods ended September 30, 2014 and 2013

Time charter and voyage revenues for the nine month period ended September 30, 2014 increased by $22.0 million or 15.0% to $168.0 million, as compared to $146.0 million for the same period in 2013. The increase was mainly attributable to the acquisition of the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013, the five container vessels in December 2013, the Navios La Paix and the Navios Sun in January 2014 and the YM Utmost in August 2014. As a result of the vessel acquisitions, available days of the fleet increased to 8,072 days for the nine month period ended September 30, 2014, as compared to 5,736 days for the nine month period ended September 30, 2013. The above increase in time charter and voyage revenues was partially mitigated by the decrease in TCE to $20,277 for the nine month period ended September 30, 2014, from $24,903 for the nine month period ended September 30, 2013.

EBITDA increased by $42.9 million to $160.7 million for the nine month period ended September 30, 2014, as compared to $117.7 million for the same period in 2013. The increase in EBITDA was due to a $22.0 million increase in revenue and a $34.6 million increase in other income. The above increase was partially mitigated by an $11.0 million increase in management fees due to the increased number of vessels, a $1.1 million increase in time charter and voyage expenses, a $1.3 million increase in general and administrative expenses and a $0.2 million increase in other expense.

The reserve for estimated maintenance and replacement capital expenditures for the nine month periods ended September 30, 2014 and 2013 was $17.8 million and $10.4 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the nine month period ended September 30, 2014 of $123.8 million, as compared to $99.4 million for the nine month period ended September 30, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the nine months ended September 30, 2014 amounted to $61.4 million compared to $48.9 million for the nine months ended September 30, 2013. The increase in net income by $12.5 million was due to a $42.9 million increase in EBITDA and a $0.2 million increase in interest income, partially offset by a $10.5 million increase in interest expense and finance cost, a $19.7 million increase in depreciation and amortization expense and a $0.4 million increase in direct vessels expenses.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three and nine month periods ended September 30, 2014 and 2013.

	Three Month Period ended September 30, 2014 (unaudited)	Three Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)
Available Days(1)	2,709	1,952	8,072	5,736
Operating Days(2)	2,702	1,950	8,061	5,729
Fleet Utilization(3)	99.8%	99.9%	99.9%	99.9%
Time Charter Equivalent (per day)(4)	$20,009	$23,202	$20,277	$24,903
Vessels operating at period end	31	22	31	22

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Monday, October 27, 2014 to discuss the results for the third quarter ended September 30, 2014.

Conference Call details:

Call Date/Time: Monday, October 27, 2014 at 08:30 am ET

Call Title: Navios Partners Q3 2014 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 2327 7538

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 2327 7538

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars except unit data)

	September 30, 2014 (Unaudited)	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$140,214	$35,346
Restricted cash	1,175	1,177
Accounts receivable, net	8,325	16,298
Prepaid expenses and other current assets	332	1,663

Total current assets	150,046	54,484

Vessels, net	1,093,494	1,026,153
Deposits for vessels acquisitions	5,905	7,271
Deferred financing costs, net	7,831	8,463
Deferred dry dock and special survey costs, net and other long term assets	6,123	94
Investment in affiliates	505	500
Loans receivable from affiliates	618	280
Intangible assets	78,710	119,405
Restricted cash	—	33,429

Total non-current assets	1,193,186	1,195,595

Total assets	$1,343,232	$1,250,079

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$2,537	$3,171
Accrued expenses	2,941	3,876
Deferred voyage revenue	3,207	2,997
Current portion of long-term debt	12,926	5,358
Amounts due to related parties	6,136	204

Total current liabilities	27,747	15,606

Long-term debt, net of current portion and discount	544,379	527,966

Total non-current liabilities	544,379	527,966

Total liabilities	572,126	543,572

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (77,359,163 and 71,034,163 units issued and outstanding at September 30, 2014 and December 31, 2013, respectively)	765,643	702,478
General Partner (1,578,763 and 1,449,681 units issued and outstanding at September 30, 2014 and December 31, 2013, respectively)	5,463	4,029

Total partners’ capital	771,106	706,507

Total liabilities and partners’ capital	$1,343,232	$1,250,079

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period ended September 30, 2014 (unaudited)	Three Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)
Time charter and voyage revenues	$55,290	$46,578	$167,966	$146,013
Time charter and voyage expenses	(3,607)	(3,787)	(11,690)	(10,557)
Direct vessel expenses	(227)	—	(373)	—
Management fees	(12,611)	(8,788)	(36,855)	(25,865)
General and administrative expenses	(1,778)	(1,395)	(5,751)	(4,452)
Depreciation and amortization	(17,267)	(18,206)	(77,954)	(58,232)
Interest expense and finance cost, net	(7,046)	(4,320)	(21,160)	(10,652)
Interest income	110	7	200	22
Other income	178	3,319	48,090	13,446
Other expense	—	(285)	(1,085)	(843)

Net income	$13,042	$13,123	$61,388	$48,880

Earnings per unit:

	Three Month Period ended September 30, 2014 (unaudited)	Three Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)
Net income	$13,042	$13,123	$61,388	$48,880
Earnings per unit:
Common unit (basic and diluted)	$0.16	$0.19	$0.77	$0.72

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Nine Month Period Ended September 30, 2014 (unaudited)	Nine Month Period Ended September 30, 2013 (unaudited)
OPERATING ACTIVITIES
Net income	$61,388	$48,880
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,954	58,232
Amortization and write-off of deferred financing cost	2,270	3,349
Amortization of deferred dry dock and special survey costs	373	—
Changes in operating assets and liabilities:
Net decrease/(increase) in restricted cash	2	(2)
Decrease/(increase) in accounts receivable	7,973	(7,755)
Decrease in prepaid expenses and other current assets	1,331	334
Decrease in other long term assets	1	98
Payments for dry dock and special survey costs	(6,406)	—
(Decrease)/increase in accounts payable	(634)	2,836
Decrease in accrued expenses	(935)	(477)
Increase/(decrease) in deferred voyage revenue	210	(7,383)
Increase/(decrease) in amounts due to related parties	5,027	(6,206)

Net cash provided by operating activities	148,554	91,906

INVESTING ACTIVITIES:
Acquisition of vessels	(96,425)	(47,455)
Deposits for acquisition of vessels	(5,905)	(8,954)
Loans receivable from affiliates	(338)	—
Increase in restricted cash	—	(51,178)
Release of restricted cash for vessel acquisitions	33,429	—

Net cash used in investing activities	(69,239)	(107,587)

FINANCING ACTIVITIES:
Cash distributions paid	(103,521)	(89,808)
Proceeds from issuance of general partner units	2,233	3,167
Proceeds from issuance of common units, net of offering costs	104,499	148,037
Proceeds from long term debt, net of discount	28,000	245,000
Net decrease in restricted cash	—	28,514
Repayment of long-term debt and payment of principal	(4,780)	(200,314)
Debt issuance costs	(878)	(5,223)

Net cash provided by financing activities	25,553	129,373
Increase in cash and cash equivalents	104,868	113,692
Cash and cash equivalents, beginning of period	35,346	32,132

Cash and cash equivalents, end of period	$140,214	$145,824

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)
Navios Apollon	Ultra-Handymax	2000	52,073
Navios Soleil	Ultra-Handymax	2009	57,337
Navios La Paix	Ultra-Handymax	2014	61,485
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Galaxy I	Panamax	2001	74,195
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Navios Orbiter	Panamax	2004	76,602
Navios Helios	Panamax	2005	77,075
Navios Hope	Panamax	2005	75,397
Navios Sun	Panamax	2005	76,619
Navios Sagittarius	Panamax	2006	75,756
Navios Harmony	Panamax	2006	82,790
Navios Fantastiks	Capesize	2005	180,265
Navios Aurora II	Capesize	2009	169,031
Navios Pollux	Capesize	2009	180,727
Navios Fulvia	Capesize	2010	179,263
Navios Melodia	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Buena Ventura	Capesize	2010	179,259
Navios Joy	Capesize	2013	181,389
Chartered-in Vessels
Navios Prosperity	Panamax	2007	82,535
Navios Aldebaran	Panamax	2008	76,500

Container Vessels	Type	Built	Capacity TEU
Hyundai Hongkong	Container	2006	6,800
Hyundai Singapore	Container	2006	6,800
Hyundai Tokyo	Container	2006	6,800
Hyundai Shanghai	Container	2006	6,800
Hyundai Busan	Container	2006	6,800
YM Utmost	Container	2006	8,204

Container Vessels to be Delivered	Type	Built	Capacity TEU
YM Unity	Container	2006	8,204

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended September 30, 2014 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2013 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2014 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2013 ($ ‘000) (unaudited)
Net cash provided by operating activities	$32,157	$40,760	$148,554	$91,906
Net decrease /(increase) in operating assets	916	(7,337)	(2,901)	7,325
Net (decrease) / increase in operating liabilities	(1,772)	(1,533)	(3,668)	11,230
Net interest cost	6,936	4,313	20,960	10,630
Amortization and write-off of deferred financing costs	(765)	(561)	(2,270)	(3,349)

EBITDA(1)	$37,472	$35,642	$160,675	$117,742
Cash interest income	77	9	140	25
Cash interest paid	(6,568)	(3,948)	(19,251)	(7,907)
Maintenance and replacement capital expenditures	(5,978)	(3,516)	(17,794)	(10,450)

Operating Surplus	$25,003	$28,187	$123,770	$99,410
Cash distribution paid relating to the first half	—	—	(70,948)	(59,872)
Cash reserves	10,471	4,386	(17,348)	(6,965)

Available cash for distribution	$35,474	$32,573	$35,474	$32,573

(1)

	Three Month Period ended September 30, 2014 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2013 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2014 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2013 ($ ‘000) (unaudited)
Net cash provided by operating activities	$32,157	$40,760	$148,554	$91,906
Net cash used in investing activities	$(65,511)	$(6,047)	$(69,239)	$(107,587)
Net cash (used in)/provided by financing activities	$(9,948)	$48,762	$25,553	$129,373